SEC 08033171 MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
NOV 28 2008
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 50713 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200, McGill College Avenue, 21st floor
(No. and Street)

Montreal (City) QC (State) H3B 4G7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
André Zanga 514-871-8080
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton
(Name – *if individual, state last, first, middle name*)

600, de la Gauchetière Street West, suite 1900 (Address) Montreal (City) QC (State) H3B 4L8 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public *

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey

* Member of the Bar of the Province of Québec (No. 188388-7)
and ex officio Commissioner of Oaths

# Casgrain & Company (USA) Limited

## Statement of Financial Condition
## September 30, 2008

Raymond Chabot
Grant Thornton

SEC Mail Processing
Section

NOV 28 2008

Washington, DC
110

## Independent Auditor's Report

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Tel.: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Board of Directors of
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited as at September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally acepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as at September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Québec, Canada
November 6, 2008

# Casgrain & Company (USA) Limited
## Statement of Financial Condition

September 30, 2008 (in U.S.$)

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 117,829 |
| Securities purchased under agreements to resell | 129,680,375 |
| Receivable from broker-dealers | 284,403,058 |
| Financial instruments owned, at fair value | 42,133,016 |
| Other assets | 9,552 |
| **Total assets** | $ 456,343,830 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Short-term borrowing from Parent, 4%, repayable upon demand | $ 400,000 |
| Securities sold under agreements to repurchase | 205,453,972 |
| Payable to broker-dealers | 8,508,688 |
| Financial instruments sold, but not yet purchased, at fair value | 217,343,548 |
| Other liabilities | 338,417 |
| Dividends payable | 2,000,000 |
| Income taxes payable | 180,900 |
| **Total liabilities** | 434,225,525 |
| **STOCKHOLDER'S EQUITY** | |
| Preferred stock, without par value | |
| Authorized: unlimited number of shares | |
| Issued: none | |
| Common stock, without par value | |
| Authorized: unlimited number of shares | |
| Issued: 9,525,000 | 9,525,000 |
| Retained earnings | 12,593,305 |
| Total stockholder's equity | 22,118,305 |
| **Total liabilities and stockholder's equity** | $ 456,343,830 |

The accompanying notes are an integral part of this statement of financial condition.

***On behalf of the Board,***

Director ........................ Director ........................

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

September 30, 2008 (in U.S.$)

## 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company"), a Canadian corporation, is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

The Company deals in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt and equity securities. These activities are conducted on behalf of the Company's clients and for its own account. The Company's clients, which are strictly comprised of financial institutions and other broker-dealers, are located almost entirely in the United States.

The Company effects all its financial instruments transactions on a delivery/receive versus payment basis and therefore the Company does not otherwise hold funds or securities for, or owe money or securities, to clients.

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of presentation

Although the Company is a Canadian entity, it uses the U.S. dollar as the functional currency as the U.S. dollar is the currency of the primary economic environment in which the entity primarily operates.

### Use of estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

### Financial instruments transactions

Financial instruments transactions are recorded in the statement of financial condition on a trade date basis.

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

### Financial instruments used for trading

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value. Fair value of financial instruments used for trading, which includes accrued interest where applicable, are based on quoted market prices in active markets, broker or dealer price quotations, pricing models and management's estimates.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

September 30, 2008 (in U.S.$)

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Derivatives

Derivative financial instruments utilized by the Company are strictly comprised of U.S. exchange-traded contracts such as futures and options and are recorded at fair value.

Fair value of derivatives financial instruments is based on quoted market prices in active markets and on management's estimates.

Futures contracts with positive or negative fair value are recorded as receivable from and payable to broker-dealers, as appropriate; options with a positive fair value are classified as financial instruments owned and options with a negative fair value are classified as financial instruments sold, but not yet purchased.

### Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, Accounting for Transfers and Servicing or Financial Assets and Extinguishments of Liabilities. In general, transfers are accounted for as sales under SFAS No. 140 when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements. Financial instruments owned, which are pledged to counterparties under repurchase agreements and collateralized financing arrangements, and where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments, are disclosed parenthetically in financial instruments owned on the statement of financial condition.

### Securities financing transactions

The Company enters into resale and repurchase agreements, securities borrowed and loaned transactions and bank loans in order to finance Company inventory positions and to obtain securities for settlement.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provision of Financial Accounting Standards Board ("FASB") interpretation No. 41, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements (FIN 41).

# Casgrain & Company (USA) Limited
# Notes to Financial Statements



## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Securities financing transactions (Continued)

Securities borrowed and securities loaned transactions are generally reported as collateralized financings transactions except where other securities are used as collateral. Securities borrowed and loaned transactions collateralized by cash are recorded at the amount of cash collateral advanced or received plus accrued interest thereon. Securities borrowed transactions require the Company to deposit cash or other securities as collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other securities in an amount generally equal to the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned against the collateral value on a daily basis, with additional collateral obtained or refunded as necessary. All borrowing and lending securities activities are transacted under master netting agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by financial instruments owned by the Company, securities purchased under agreements to resell and/or failed to deliver securities.

### Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange.

### Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109 (FIN 48) as of October 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification and accounting for interest and penalties. The adoption of FIN 48 had no effect on the Company's statement of financial condition.

# Casgrain & Company (USA) Limited
## Notes to Financial Statements

September 30, 2008 (In U.S.$)

## 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### New accounting developments

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosures requirements for fair value measurements. SFAS No. 157 does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective as of October 1, 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits an entity to measure certain financial assets and liabilities at fair value that are otherwise not accounted for as fair value under other accounting standards. The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety. The fair value option election is irrevocable, unless a new election date occurs. Under SFAS No. 159, an entity that elects the fair value option will be required to report unrealized gains and losses in the statement of income at each subsequent reporting date. SFAS No. 159 is effective as of October 1, 2008.

In April 2007, the FASB issued FASB Staff Position ("FSP") FIN 39-1, Amendment of FASB Interpretation No. 39, (FSP FIN 39-1). FSP FIN 39-1 amends certain provisions of FIN 39 and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement. FSP FIN 39-1 is effective as of October 1, 2008.

In February 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transaction. FSP FAS 140-3 presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) for the purpose of evaluation under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing transaction shall not be evaluated as a linked transaction and shall be evaluated separately under SFAS No. 140. FSP FAS 140-3 is effective as of October 1, 2009.

In May 2008, the FASB issued SFAS No. 162. The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS No. 162 directs the GAAP hierarchy to the entity, not the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards. This approval occured in September 2008. SFAS No. 162 is effective as of October 1, 2009.

The Company does not expect that the adoption of these new accounting developments will have a material effect on its statement of financial condition.

# Casgrain & Company (USA) Limited
## Notes to Financial Statements

September 30, 2008 (in U.S.$)

### 3 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

Amounts receivable from and payable to broker-dealers consist of the following as at September 30, 2008:

| | Receivable | Payable |
|---|---|---|
| Securities failed-to-deliver/receive | $ 100,791,749 | $ 8,298,766 |
| Net unsettled regular-way trades | 183,611,309 | |
| Commodity futures correspondent broker | | 209,922 |
| | $ 284,403,058 | $ 8,508,688 |

### 4 - FINANCIAL INSTRUMENTS OWNED AND FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED

Financial instruments owned and financial instruments sold, but not yet purchased consist of the following as at September 30, 2008:

| | Owned | Sold, but not yet purchased |
|---|---|---|
| Debt of U.S. government | $ 41,929,891 | $ 217,343,548 |
| Options on interest rate exchange-traded contracts | 203,125 | |
| | $ 42,133,016 | $ 217,343,548 |

### 5 - INCOME TAXES

The Company is subject to Canadian income taxes only.

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of start-up costs and clearing entrance fees not currently deductible.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements



## 6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

### Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the clearing depository. Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its statement of financial condition for this agreement and believes that any potential requirements to make payments under this agreement is remote.

As at September 30, 2008, the Company had deposit securities having a market value of $270,834 to satisfy margin deposits requirements.

### Derivative financial instruments

The Company executed all its exchange-traded contracts through a commodity futures correspondent broker who is a member of the exchanges where these contracts are traded. The rules of these exchanges require that margins in cash or securities be deposited with the clearing house where these contracts settle in order to guarantee their execution in the event the contract counterparty is unable to meet its contractual obligations. As at September 30, 2008, the Company had no margins deposit with its commodity futures correspondent broker.

FASB interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others does not require disclosure about derivative contracts if such contracts may be cash settled and the Company has no basis to conclude if it is probable that the counterparties held, at inception, the underlying instruments related to the derivatives contracts. The Company has concluded that these conditions have been met for the derivative contracts that it has entered as at Septembre 30, 2008.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

September 30, 2008 (in U.S.$)

## 6 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

### Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its statement of financial condition for these indemnifications.

## 7 - FINANCIAL INSTRUMENTS

### Fair value of financial instruments

Financial instruments owned, financial instruments sold, but not yet purchased and derivative financial instruments are carried at fair value, which is defined in Note 2. All other financial assets and liabilities are recorded at contracted amounts approximating fair value due to the short-term nature of these financial instruments.

### Risk management and trading activities

The Company's trading activities consist in trading debt securities of Canadian governments (federal, provincial, municipal and public sector entities) and of the U.S. government, derivative financial instruments, as well as corporate debt and equity securities with clients. While trading is generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions along with the hedging and financing of these positions.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

**September 30, 2008** (in U.S.$)

## 7 - FINANCIAL INSTRUMENTS (Continued)

These trading activities expose the Company to market and credit risks. These risks are managed in accordance with risk management policies and procedures established by the Company, as discussed below.

*Market risk*

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, currency exchange rates, equity price risk and credit spreads. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The following describes the types of market risks faced by the Company.

- Interest rate risk

  Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

- Currency risk

  Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of financial instruments.

- Equity price risk

  Equity price risk represents the risk that an equity price fluctuates due to unfavorable general movements in the level of the stock market or due to other instruments that derive their value from a particular equity security, a defined basket of equities or an equity index.

- Credit spread risk

  Credit spread risk arises from the possibility that changes in an issuer's credit rating or credit perception affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given quality, i.e. the additional yield that a debt instrument issued by an entity must produce over a less risky alternative (e.g. U.S. Treasury financial instrument).

The Company attempts to mitigate its exposure to market risk by entering into offsetting positions in other financial instruments, including derivative financial instruments, and by reviewing trading positions and limits.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

September 30, 2008 (in U.S.$)

## 7 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Credit risk*

Credit risk is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Financial instruments are valued at fair value and therefore reflect the Company's maximum default risk exposure as at the date of the statement of financial condition. In the case of resale and repurchase agreements as well as on and off-balance sheet securities borrowing and lending arrangements, this default risk is mitigated by master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes the purchase and sale of financial instruments by the Company. These activities may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the Company to default risk and potential loss, as described above.

In connection with its trading activities, the Company enters into resale and repurchase agreements, on and off-balance sheet securities borrowing and lending arrangements and bank loans. Under these agreements and transactions, the Company either receives or provides collateral such as cash or financial instruments. Additionally, the Company delivers collateral to satisfy margin deposits with clearing organizations and a commodity futures correspondent broker. In the event that the counterparty is unable to meet its contracted obligation to return financial instruments or cash delivered as collateral, the Company may incur a loss up to the amount by which the market value of the collateral delivered exceeds the value of the cash or financial instruments received. As mentioned, the Company enters into resale and repurchase agreements as well as securities loan agreements. These agreements include contractual provisions allowing additional collateral to be obtained or excess collateral returned when necessary, and give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty in order to reduce exposure to credit losses.

The Company manages credit risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements, and securities loan agreements.

# Casgrain & Company (USA) Limited
# Notes to Financial Statements

September 30, 2008 (in U.S.$)

## 7 - FINANCIAL INSTRUMENTS (Continued)

### Risk management and trading activities (Continued)

*Concentration of credit risk*

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in like activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner, by changes in economic, political or other market conditions. To reduce the potential risk of concentration, individual and group credit limits are established and monitored in light of changing new counterparties and market conditions. The Company does not expect non-performance by counterparties in the above situation.

The Company's most significant industry credit concentration is with U.S. and Canadian governments, financial institutions and other broker-dealers. This concentration arises in the normal course of the Company's business.

*Derivatives financial instruments*

The Company utilizes derivative financial instruments for trading purposes and to manage market risk. Market risk is substantially dependant on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchanges rates.

The Company manages the risk associated with derivatives financial instruments on an aggregate basis along with the risk associated with its proprietary trading positions as part of its risk management policy.

Notional principal amounts are not recorded on the statement of financial condition, but are rather utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional principal amounts provide a measure of the Company's involvement with such instruments, but are not indicative of actual or potential risk. As at September 30, 2008, the gross contractual or notional amounts of derivative financial instruments held by the Company was a long position of 250 options contracts on interest rate futures contracts, which represents a notional amount of $25,000,000.

## 8 - COLLATERAL

The Company primarily receives collateral in connection with resale agreements and securities borrowed transactions. The Company is permitted to sell or repledge these securities held as collateral and use the securities to deliver to counterparties to cover short positions, secure repurchase agreements and bank loans or enter into securities lending transactions.

As at September 30, 2008, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FIN 41, was $128,119,800 of which $104,258,199 was sold or repledged.

# Casgrain & Company (USA) Limited
## Notes to Financial Statements

September 30, 2008 (in U.S.$)

### 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2008, the Company had net capital of $9,130,649 which was $8,880,649 in excess of its required net capital of $250,000.

### 10 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration. Charges for these services are included in the statement of income in management fees.

As at September 30, 2008, the Company had a payable to the Parent of $10,687,474 relating to financial instruments transaction that has not reached their contractual settlement date. This amount is netted with other receivable and payable for unsettled regular-way trades and is reflected in receivable from broker-dealers on the statement of financial condition. In addition, the Company had also with the Parent $129,680,375 of securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2008 amount to $87,934 and are included in other liabilities.

END